BB

02018337

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Z 3-6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52927

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
WASH., D.C.
354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSC Securities (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Montgomery Street, Suite 110
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hong (415) 773-5367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One Embarcadero Center Suite #711 (Address) San Francisco, (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/21/02
S.S.

OATH OR AFFIRMATION

I, Robert K Mah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSC Securities (USA) Ltd., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PARTNER

Title

Notary Public

YOLANDA C. AQUINO
Commission # 1324694
Notary Public - California
San Francisco County
My Comm. Expires Nov 7, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NSC SECURITIES (USA) LTD.

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2001
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NSC Securities (USA) Ltd.:

We have audited the accompanying balance sheet of NSC Securities (USA) Ltd. (a Delaware corporation) as of December 31, 2001, and the related statements of operations, shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSC Securities (USA) Ltd. as of December

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Mah & Associates, LLP

San Francisco, California
January 8, 2002

NSC SECURITIES (USA) LTD.

BALANCE SHEET - DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	282,337
Prepaid expenses		800
Total current assets	$	283,137
PROPERTY AND EQUIPMENT:		
Office equipment	$	7,517
Less - accumulated depreciation		(2,624)
	$	4,893
DEPOSITS	$	5,140
Total assets	$	293,170

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:		
Accounts payable	$	2,709
Accrued liability		1,132
Total current liabilities	$	3,841
SHAREHOLDERS' INVESTMENT:		
Common stock, $0.01 par value -		
Authorized -- 2000 shares		
Issued and outstanding -- 750 shares	$	8
Additional paid-in-capital		749,992
	$	750,000
Accumulated deficit		(460,671)
Total shareholders' investment	$	289,329
Total liabilities and shareholders' investment	$	293,170

The accompanying notes are an integral part of this financial statement.

NSC SECURITIES (USA) LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$	112,500
GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries	$	203,333
Employee housing expenses		30,000
Rent		27,183
Professional fees		20,944
Payroll taxes		12,143
Licenses and permits		8,524
Foreign tax expense		7,500
Insurance		7,069
Telephone		6,181
Office expenses		4,027
Travel and entertainment		2,333
Depreciation		1,474
Dues and subscriptions		192
	$	330,903
Loss from operations	$	(218,403)
OTHER INCOME (EXPENSES):		
Interest income	$	6,714
Other expense		(70)
	$	6,644
Loss before provision for income taxes	$	(211,759)
PROVISION FOR INCOME TAXES		800
NET LOSS	$	(212,559)

The accompanying notes are an integral part of this financial statement.

NSC SECURITIES (USA) LTD.

STATEMENT OF SHAREHOLDERS' INVESTMENT

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in-Capital	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2000	$ 5	$ 149,995	$ (248,112)	$ (98,112)
Issuance of common stock	3			3
Additional paid in capital		599,997		599,997
Net loss	-	-	(212,559)	(212,559)
BALANCE - DECEMBER 31, 2001	$ 8	$ 749,992	$ (460,671)	$ 289,329

The accompanying notes are an integral part of this financial statement.

NSC SECURITIES (USA) LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (212,559)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	$ 1,474
Changes in assets and liabilities:	
Payables	2,710
Accrued liability	1,132
Deferred revenues	(75,000)
Total adjustments	$ (69,684)
Net cash used in operating activities	$ (282,243)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	$ (385)
Net cash used in investing activities	$ (385)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in notes payable	$ (100,000)
Proceeds from issuance of common stock	600,000
Net cash provided by financing activities	$ 500,000
NET INCREASE IN CASH	$ 217,372
CASH - BEGINNING OF YEAR	64,965
CASH - END OF YEAR	$ 282,337

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of this financial statement.

NSC SECURITIES (USA) LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

General -- NSC Securities (USA) Ltd. (a Delaware corporation) (the company), is a 67% owned subsidiary of National Investment Trust Co. (NITC) (Cayman Islands) Ltd. and 33% owned by NSC (Cayman) Holding Limited. The company serves as a conduit for National Securities and Finance Group (NSFG) to provide services and products relating to the Greater China marketplace for U.S. investors.

Method of Accounting -- The company uses the accrual method of accounting for financial reporting purposes and income tax purposes.

Cash and Cash Equivalents -- The company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents for the statements of cash flows.

Property and Equipment -- Property and equipment is recorded at cost. Depreciation of office equipment is calculated on a straight-line basis over the five-year estimated useful lives of these assets.

2. **Concentration of Credit Risk**

Financial instruments, which potentially subject the company to concentration of credit risk, consist principally of deposits greater than $100,000 with each financial institution. The company had cash deposits subject to risk in excess of this amount not insured by the Federal Deposit Insurance Corporation during the year. Management periodically reviews its cash policies and believes any potential accounting loss is minimal.

Estimates Included in the Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Major Consulting Contracts**

Revenues from a non-affiliate and an affiliated customer were 45% and 55%, respectively, of the company's total revenues. All of the company's revenues from the non-affiliate and affiliate were derived from service agreements that were terminated on May 31,2001 and April 30, 2001, respectively.

4. **Commitment**

The company has financial obligations to an employee of an annual salary of $36,000, plus health insurance, benefits and housing expense of $36,000 per year, subject to adjustments.

5. Net Capital Requirements

The company is required to maintain minimum capital as defined by the Securities and Exchange Commission which requires it to maintain a ratio of aggregate indebtedness to net capital. Aggregate indebtedness and net capital may fluctuate on a daily basis. As of December 31, 2001, the company's aggregate indebtedness and net capital were $0 and $277,600, respectively and the company's net capital ratio was 277,600 to 0.

Net capital was as follows:

Total stockholders' equity	$	289,329
Stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital	$	289,329
Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	289,329
Nonallowable assets		11,729
Net capital before haircuts on securities positions	$	277,600
Haircuts on securities		-
Net Capital	$	277,600

The company is required to maintain a minimum net capital of $100,000. The company operates under a "fully-disclosed' basis, whereby the company will not hold customer funds or safekeep customer securities. Therefore, the computation pursuant to Rule 15c3-3 is not required.

Statement of changes in liabilities Subordinated to claims of general creditors – (d) (2)	None

6. Common Stock

The initial authorized shares were 1,000 at the company's inception in 1999, and the Board increased the authorized shares to 2,000 in 2000. The issued shared increased from 500 to 750 during the year ended December 31, 2001.

7. Provision for Income Tax

The provision for income taxes were as follows:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Tax benefit of net operating loss carryforwaded	$ (59,000)	$ (19,000)	$ (78,000)
Allowance for deferred income tax asset/liability	59,000	19,000	78,000
Total tax expense	$ -	$ 800	$ -

The company had net operating loss carryforwards totaling $400,351 as of December 31, 2001. The net operating loss of $400,351 can be carried forward and offset future taxable income. If not used, the carryforwards will expire as follows:

	Operating losses
2019	$ 58,157
2020	137,347
2021	204,847
	$ 400,351

The company has established a valuation reserve equal to the $146,600 tax asset, created by the net operating losses, because future taxable income is not assured. The valuation will be reversed in future periods as taxable income is generated by the company.